 90 Park Avenue

New York, NY 10016

212-210-9400

Fax: 212-210-9444

www.alston.com

Blake E. Estes	Direct Dial: 212-210-9415	Email: blake.estes@alston.com

January 27, 2017

VIA EDGAR AND UPS

Charlie Guidry, Esq.

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Greenbacker Renewable Energy Company LLC
Registration Statement on Form S-1
File No. 333-211571

Dear Mr. Guidry:

On behalf of our client, Greenbacker Renewable Energy Company LLC (the “Company”), we are responding to the comments provided by the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated December 28, 2016, regarding the Company’s Registration Statement on Form S-1 (File No. 333-211571) (the “Registration Statement”).

In addition, transmitted herewith is Pre-Effective Amendment No. 2 (“PEA 2”) to the Registration Statement, which reflects all of the comments and revisions discussed herein. The Staff’s comments are set forth below and are followed by the Company’s responses.

For your convenience, we are delivering to your attention a courtesy package, which includes five copies of PEA 2, marked to show changes from Pre-Effective Amendment No. 1 to the Registration Statement, filed with the SEC on December 8, 2016.

Registration Statement

Signatures, Part II-5

Comment:

1.	The filing must be signed by the registrant; please add a signature block for Greenbacker Renewable Energy Company LLC.

Atlanta • Beijing • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Washington, D.C.

January 27, 2017

Response:

The signature page to the Registration Statement has been revised accordingly.

Exhibit 5.1

Comment:

2.	Counsel states that “[w]e are not engaged in the practice of law in the State of Delaware . . . “ While counsel does not need to be admitted to practice law in Delaware to opine on Delaware law, counsel is not able to qualify its opinions as to jurisdiction. See Section II.B.3.b of Staff Legal Bulletin No. 19 (CF), available on our website. Please have counsel remove the statement that it is not engaged in the practice of law in Delaware.

Response:

Counsel’s opinion letter in Exhibit 5.1 has been revised accordingly.

Exhibit 8.1

Comment:

3.	Counsel opines as to the fairness and accuracy of the summary of the U.S. federal income tax consequences, however, counsel is required to opine as to the tax consequences of the offering. Please have counsel revise to state an opinion as to the tax consequences of the offering or confirm that the summary of the tax consequences contained in the prospectus constitutes counsel’s opinion. See Section III.C.2 of Staff Legal Bulletin No. 19 (CF).

Response:

Counsel’s opinion letter in Exhibit 8.1 has been revised accordingly.

Comment:

4.	Counsel states that the opinion letter is rendered only for Greenbacker Renewable Energy Company LLC’s benefit. Specifically, the opinion letter states that “[t]his opinion letter is rendered for the sole benefit of each addressee hereof with respect to the matters specifically addressed herein, and no other person or entity is entitled to rely hereon.” Investors are also entitled to rely on the opinion. Please have counsel remove the offending language. See Section III.D.1 of Staff Legal Bulletin No. 19 (CF).

January 27, 2017

Response:

Counsel’s opinion letter in Exhibit 8.1 has been revised accordingly.

*       *       *       *       *

Should you have any questions regarding this letter, please contact me at (212) 210-9415.

Sincerely,

/s/ Blake E. Estes

Blake E. Estes

Cc:	Mr. Charles Wheeler, Greenbacker Capital Management LLC

Mr. Richard Butt, Greenbacker Capital Management LLC

Mr. Timothy P. Selby, Alston & Bird LLP